**Mercedes-Benz Auto Receivables Trust 2013-1**
**Investor Report**
Collection Period Ended        28-Feb-2014

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 8 | | | |
| Collection Period (from... to) | 1-Feb-2014 | 28-Feb-2014 | | |
| Determination Date | 13-Mar-2014 | | | |
| Record Date | 14-Mar-2014 | | | |
| Distribution Date | 17-Mar-2014 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 18-Feb-2014 | 17-Mar-2014 | Actual/360 Days | 27 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Feb-2014 | 15-Mar-2014 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,900,000.00 | 8,760,997.80 | 0.00 | 8,760,997.80 | 31.412685 | 0.000000 |
| Class A-2 Notes | 305,600,000.00 | 305,600,000.00 | 285,626,178.54 | 19,973,821.46 | 65.359363 | 0.934641 |
| Class A-3 Notes | 275,500,000.00 | 275,500,000.00 | 275,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 115,000,000.00 | 115,000,000.00 | 115,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **975,000,000.00** | **704,860,997.80** | **676,126,178.54** | **28,734,819.26** | | |
| | | | | | | |
| Overcollateralization | 24,950,218.09 | 24,998,755.45 | 24,998,755.45 | | | |
| Adjusted Pool Balance | 999,950,218.09 | 729,859,753.25 | 701,124,933.99 | | | |
| Yield Supplement Overcollateralization Amount | 38,846,335.94 | 28,115,927.60 | 26,912,532.85 | | | |
| **Pool Balance** | **1,038,796,554.03** | **757,975,680.85** | **728,037,466.84** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 24,950,218.09 | 2.50% |
| Target Overcollateralization Amount | 24,998,755.45 | 2.50% |
| Current Overcollateralization Amount | 24,998,755.45 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.220000% | 1,445.56 | 0.005183 | 8,762,443.36 | 31.417868 |
| Class A-2 Notes | 0.500000% | 127,333.33 | 0.416667 | 20,101,154.79 | 65.776030 |
| Class A-3 Notes | 0.780000% | 179,075.00 | 0.650000 | 179,075.00 | 0.650000 |
| Class A-4 Notes | 1.130000% | 108,291.67 | 0.941667 | 108,291.67 | 0.941667 |
| **Total** | | **$416,145.56** | | **$29,150,964.82** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 29,785,223.40 | (1) Total Servicing Fee | 631,646.40 |
| Interest Collections | 1,762,540.62 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 1,149.85 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 137,838.95 | (3) Interest Distributable Amount Class A Notes | 416,145.56 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 1,002.26 | (6) Regular Principal Distributable Amount | 28,734,819.26 |
| **Available Collections** | **31,687,755.08** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Available Funds** | **31,687,755.08** | (9) Excess Collections to Certificateholders | 1,905,143.86 |
| | | **Total Distribution** | **31,687,755.08** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 631,646.40 | 631,646.40 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 416,145.56 | 416,145.56 | 0.00 |
|    thereof on Class A-1 Notes | 1,445.56 | 1,445.56 | 0.00 |
|    thereof on Class A-2 Notes | 127,333.33 | 127,333.33 | 0.00 |
|    thereof on Class A-3 Notes | 179,075.00 | 179,075.00 | 0.00 |
|    thereof on Class A-4 Notes | 108,291.67 | 108,291.67 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 416,145.56 | 416,145.56 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distributable Amount | 28,734,819.26 | 28,734,819.26 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 28,734,819.26 | 28,734,819.26 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

**Reserve Fund**

| | |
|---|---:|
| Reserve Fund Required Amount | 2,499,875.55 |
| | |
| Reserve Fund Amount - Beginning Balance | 2,499,875.55 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 76.72 |
| minus Net Investment Earnings | 76.72 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,499,875.55 |
| | |
| Reserve Fund Deficiency | 0.00 |

**Investment Earnings**

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 76.72 |
| Net Investment Earnings on the Collection Account | 925.54 |
| Investment Earnings for the Collection Period | 1,002.26 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

|  | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,038,796,554.03 | 37,777 |
| Pool Balance beginning of Collection Period | 757.975.680.85 | 32.519 |
| Principal Collections | 20,008,678.49 |  |
| Principal Collections attributable to Full Pay-offs | 9,776,544.91 |  |
| Principal Purchase Amounts | 0.00 |  |
| Principal Gross Losses | 152,990.61 |  |
| Pool Balance end of Collection Period | 728,037,466.84 | 31,831 |
| Pool Factor | 70.08% |  |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.85% | 2.81% |
| Weighted Average Number of Remaining Payments | 50.26 | 43.42 |
| Weighted Average Seasoning (months) | 12.41 | 19.65 |

### Delinquency Profile *

|  | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 725,126,534.04 | 31,739 | 99.60% |
| 31-60 Days Delinquent | 1,911,658.11 | 63 | 0.26% |
| 61-90 Days Delinquent | 616,684.27 | 19 | 0.08% |
| 91-120 Days Delinquent | 382,590.42 | 10 | 0.05% |
| Total | 728,037,466.84 | 31,831 | 100.00% |

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

| **Losses** | Current |
|---|---|
| Principal Gross Losses | 152,990.61 |
| Principal Net Liquidation Proceeds | 1,146.59 |
| Principal Recoveries | 135,874.93 |
| Principal Net Losses | 15,969.09 |
| Cumulative Principal Net Losses | 1,307,406.88 |
| Cumulative Principal Net Losses as % of Cutoff Date Pool Balance | 0.126% |